Appendices to the Demerger Plan

          1.   List of the Production Companies.

          2.   Schedule of anticipated material Related Transactions.

          3. Schedule of anticipated material transitional agreements between the PGS Companies and the Production Companies.

          4. Schedule of patents, trademarks and other intellectual property to be transferred from PGS ASA to Petrojarl ASA.

          5.   List of agreements transferred from PGS ASA to Petrojarl ASA.

          6.   The current Articles of Association of PGS ASA.

          7.   The current Articles of Association of Petrojarl ASA.

          8.   The Board of Directors' Report on the Demerger.

          9.   Expert opinion on the Demerger.

          10. The Annual Accounts, the Board of Directors' Report and the Auditor's Report for PGS ASA for 2002, 2003 and 2004.

          11.  Audited Interim Balance Sheet for PGS ASA per 31 December 2005.

          12. Auditor's confirmation on the Interim Balance Sheet for PGS ASA per 31 December 2005.

          13.  Draft opening balance sheet for Petrojarl ASA.

          14. Auditor's confirmation regarding the draft opening balance sheet for Petrojarl ASA.

          15. Auditor's confirmation that there will be full coverage for the paid in capital in PGS ASA following the capital reduction in connection with the Demerger.

                                   Appendix 1

                            The Production Companies


      Company name                           Ownership              Country


      Petrojarl ASA                     Parent company                 Norway

      PGS Production AS                        100.00%                 Norway

      Golar Nor Offshore (UK)
      Limited                                  100.00%         United Kingdom

      Golar Nor (UK) Limited                   100.00%         United Kingdom

      PGS Floating Production (UK)
      Limited                                  100.00%         United Kingdom

      Golar Nor Offshore AS                    100.00%                 Norway

      PGS Petrojarl Varg AS                    100.00%                 Norway

      PGS Ramform Banff AS                     100.00%                 Norway

      PGS Tanker AS                            100.00%                 Norway

      Petrojarl IV DA                           99.24%                 Norway

      KS Petrojarl I AS                         98.50%                 Norway

      Ikdam Production SA                       40.00%                 France

                                   Appendix 2

              Schedule of Anticipated Material Related Transactions


Sale of Shares

     o Sale of the shares (100%) in PGS Floating Production (UK) Ltd. from Petroleum Geo-Services (UK) Ltd. to PGS Production AS.

     o Sale of the shares (40%) in Ikdam Production SA and related receivable from PGS Ikdam Ltd. to PGS Production AS.

Sale of Vessels

     o Sale of the FPSO vessel Petrojarl Varg from PGS Shipping (Isle of Man) Ltd. to PGS Petrojarl Varg AS.

     o Sale of the hull of FPSO vessel Ramform Banff from PGS Shipping (Isle of Man) Ltd. to PGS Ramform Banff AS.


Novation of UK lease

     o Novation of the rights and liabilities under UK lease of the topside of FPSO vessel Ramform Banff from PGS Shipping (Isle of Man) Ltd. to PGS Floating Production (UK) Ltd.

                                   Appendix 3

            Schedule of Material Anticipated Transitional Agreements


Prior to the Completion Date, PGS ASA and Petrojarl ASA will enter into certain transitional agreements that regulate the continuation of established commercial connections between the Production Business and the Geophysical Business, including inter alia:

     o    A framework Service Agreement.

     o An agreement giving the Production Companies access to PGS ASA's global network.

                                   Appendix 4

      Schedule of patents, trademarks and other intellectual property to be transferred from PGS ASA to Petrojarl ASA:


     1. Title: Device by ship for production/test production of oil/gas from a field below seabed level

         United States   Patent No. 6,199,500, granted 13 March 2001
         Angola          Patent No. 104, granted 21 September 2001
         Brazil          Pending Application P19808896-3, filed on 10 March 1998
         China           Patent No. ZL 98804994. granted 12 March 2003
         Norway          Patent No. 308128, granted 31 July 2000


     2.   Title: Bearing System for a Turning Means


          United States Patent No. 5,051,035, granted 24 September 1991


     3. Title: System for Transferring Fluids From a Piping System in a Ship's Hull to a Turning Device, and Vice Versa


          United States Patent No. 5,002,433, granted 26 March 1991

                                   Appendix 5

          List of Agreements Transferred from PGS ASA to Petrojarl ASA

                           [Intentionally left blank]

                                   Appendix 6

                 The current Articles of Association of PGS ASA


                             Articles of Association
                                       for
                           PETROLEUM GEO-SERVICES ASA

(Changed in Extraordinary General Meeting 27.11.91, Board Meeting 09.01.92, Extraordinary General Meeting 30.01.92, Annual Meeting 28.04.92, Board Meeting 14.05.92, Annual Meeting 12.03.93, Board Meetings 18.05.93, 27.05.93, 18.03.94,
14.04.94, 18.05.94, 28.06.94, 03.11.94, 02.02.95,11.05.95, Annual Meeting
22.06.95, Board Meetings 09.11.95, 07.03.96, Extraordinary General Meeting 21.03.96, Board Meeting 10.05.96, General Meeting 11.06.96, Board Meetings 08.08.96, 30.09.96, 02.10.96, 11.11.96, 03.03.97, 13.05.97, General Meeting
25.06.97, Board Meetings 12.08.97, 10.11.97, 17.12.97, 07.01.98, Extraordinary
General Meeting 10.03.98, Board Meeting 09.06.98, Annual Meeting 23.06.98 and Board Meeting 21.07.98, 06.08.98, 31.08.98, 8.11.98,12.03.99, 18.05.99, Annual
Meeting 22.06.99, Board Meetings 29.07.99, 09.08.99,19.08.99, 18.11.99,
14.03.00, 30.05.00, 23.08.00, 29.05.01, 31.07.01, 21.08.01, Extraordinary
General Meeting 16.10.03 and Annual Meeting 08.06.2005)

ss. 1 The Company's registered name is PETROLEUM GEO-SERVICES ASA. The Company is a public limited company.

ss. 2 The business of the Company is to provide services to and participate and invest in energy related businesses.

ss. 3 The share capital of the Company is NOK 600,000,000 divided into 60,000,000 shares of NOK 10 each.

      The shares are to be registered at the Norwegian Registry of securities.

      To the extent required by ss.ss. 1123(a) and (b) of the US Bankruptcy Code, the Company may not issue non-voting shares or other non-voting equity securities.

ss. 4 The Company's domicile shall be in Baerum Municipality.

ss. 5 The Board of Directors of the Company shall have from 3 to 8 Directors.
      Any two Directors jointly may sign for the Company.

      Until 16 October 2005, any election of new Directors and amendment of the instruction to the Board concerning approval of major transactions shall require the approval by more than two thirds of the votes cast as well as of the share capital which is represented at the General Meeting. Subsequent to 16 October 2005, the majority rule pursuant to the Norwegian Public Limited Companies Act ss. 5 - 17 shall apply to such election.

      The period of service for members of the Board of Directors shall be one year.

ss. 6 The Nomination Committee shall consist of three members. The service shall be two years unless the Annual General Meeting determines that the period shall be shorter.

      The Nomination Committee shall prepare a motion for the Annual General Meeting relating to:

          a) Election of members of the Board of Directors and the chairperson of the Board of Directors.

          b) Election of the members of the Nomination Committee and the chairperson of the Committee.

          c) The remuneration of the Directors and the members of the Nomination Committee.

          d)   Any amendments of the Nomination Committee's Mandate and Charter.

      Sections 6-7 and 6-8 of the Act relating to the Public Limited Liability Companies apply correspondingly in relation to the members of the Nomination Committee.

ss. 7 The shares are freely transferable except that an acquisition by assignment shall be contingent upon approval by the Board of Directors of the Company, which cannot be withheld without reasonable grounds.

ss. 8 Notice of the General Meeting shall be given at least 4 weeks before the meeting. The notice convening an Extraordinary General Meeting shall be given at least 2 weeks before the meeting if the holding of the meeting is demanded in writing by the auditor or shareholders representing at least one twentieth of the Share Capital. (See the Norwegian Public Limited Companies Act 1997 ss. 5-7, second paragraph.)

      In the Company's General Meeting each share has one vote. An owner with shares registered through a custodian approved pursuant to Section 4-10 of the Norwegian Public Limited Companies Act has voting rights equivalent to the number of shares which are covered by the custodian arrangement provided that the owner of the shares shall within two working days before the General Meeting provide the Company with his name and address together with a confirmation from the custodian to the effect that he is the beneficial owner of the shares held in custody, and provided further the Board of Directors shall not disapprove such beneficial ownership after receipt of such notification in accordance with the rules set out in ss. 6 above.

      Shareowners who wish to take part in the General Meeting, must give notice to the Company by the date stated in the Calling Notice, which date must be at least two working days before the General Meeting.

ss. 9 The General Meeting shall deal with the following:

      a) Approval to the Annual Accounts and Annual Report including distribution of dividend.

      b)  Election of Board members and the Chairman of the Board.

      c) Election of the members and the chairperson of the Nomination Committee and amendments of the Nomination Committee's Mandate and Charter.

      d) Such other matters as, according to law or the Articles of Association, fall within the duties of the General Meeting.

ss.10 The General Meeting shall be chaired by the Chairman of the Board of Directors.

ss.11 In other respects, the stipulations of valid Norwegian Public Limited Companies legislation shall be applied.

                                   Appendix 7

              The current Articles of Association of Petrojarl ASA


                             Articles of Association
                                       for
                                  PETROJARL ASA

                          ss. 1 The name of the company

The name of the Company is Petrojarl ASA.

                             ss. 2 Registered office

The registered office of the Company shall be in the municipality of Trondheim.

                        ss. 3 The business of the Company

The business of the Company is to provide services to and participate and invest in energy related businesses, hereunder to own and operate FPSO vessels, and everything related with this, including taking part in other companies.

                               ss. 4 Share Capital

The Share Capital of the Company is NOK 29,999,980 divided into 14,999,990 shares, each having a face value of NOK 2.00. The shares are to be registered at the Norwegian Registry of Securities.

                                 ss. 5 The Board

The Board shall have 3 to 5 members as decided by the General Meeting.

Each Director and the Chief Executive Officer hold the signatory rights of the Company solely.

The Board will form a quorum when more than half of the members are present.

The Board has made a decision when more than half of the present members vote in favour of a proposal, or if the number of votes is equal, the Chairman of the Board has voted in favour of the proposal. Meetings of the Board shall be held in the municipality where the Company has its registered office, or elsewhere inside or outside of Norway at the discretion of the Board.

The Chairman of the Board shall preside the meetings. If the Chairman of the Board is not present, and no Deputy Chairman has been elected, the meeting shall be presided by a person elected by the present members of the Board. If votes are equal, the election is decided by the drawing of lots.

                            ss. 6 The General Meeting

Ordinary General Meeting shall be held within six months after the expiration of each financial year. The financial year runs from the 1st of January to the 31st of December.

The ordinary General Meeting shall consider and resolve:

1. Approval of the annual accounts and annual reports, including the distribution of dividends.

2. Other matters which according to law or the Articles of Association is the responsibility of the General Meeting.

The General Meeting shall be held in the municipality where the Company has its registered office, or in the municipality of Oslo, Baerum or Asker.

The General Meeting shall elect a chairman. The Chairman of the Board, or another person appointed by the Board, opens the meeting and presides this until a chairman is elected.

Extraordinary General Meetings shall be held when required by law.

                                   Appendix 8

                                  Board Report

Office translation from Norwegian


     To the extraordinary general meetings of Petroleum Geo-Services ASA and
                                  Petrojarl ASA


             JOINT REPORT OF THE BOARDS OF DIRECTORS ON THE DEMERGER

                  Petroleum Geo-Services ASA and Petrojarl ASA

                                  27 March 2006

1    INTRODUCTION

     The respective Boards of Directors of Petroleum Geo-Services ASA ("PGS ASA") and Petrojarl ASA recommend to the shareholders to approve the demerger plan dated 27 March 2006 (the "Demerger Plan") entered into by the Boards of Directors of PGS ASA and Petrojarl ASA.

     The decision to consummate the Demerger shall be made by approval of the Demerger Plan by at least two-thirds of the votes cast at the respective extraordinary general meetings of PGS ASA and Petrojarl ASA, both scheduled for 28 April 2006.

2    DESCRIPTION OF THE DEMERGER

2.1  PGS ASA Prior to the Demerger

     PGS ASA and its subsidiaries are presently involved in the two main business areas of streamer and seafloor seismic data acquisition, seismic acquisition operations on land, management of its marine and onshore multi-client library and processing of seismic data (the "Geophysical Business"), and contractor operation of FPSO vessels in the North Sea (the "Production Business").

     Historically, the Production Business and the Geophysical Business have mainly been organised and operated as two separate businesses within the PGS group.

2.2  Demerging of the Production Companies

     Upon the demerger of PGS ASA (the "Demerger"), an independent group with Petrojarl ASA as parent company shall be established to continue the Production Business (the "Production Companies").

2.3  The Remaining PGS Companies

     The assets, rights and liabilities not transferred to the Production Companies shall continue under PGS ASA and its remaining subsidiaries (the "PGS Companies"). The PGS Companies shall after consummation of the Demerger continue the Geophysical Business.

2.4  Distribution of Shares in Petrojarl ASA

     The existing shareholders of PGS ASA will upon consummation of the Demerger receive new shares in Petrojarl ASA, so that each share in PGS ASA shall entitle its holder to one new share in Petrojarl ASA.

2.5  Conditions for Consummation of the Demerger

     Consummation of the Demerger is conditioned upon inter alia Oslo Bors having given notice that Petrojarl ASA will be accepted for listing immediately after completion of the Demerger.

2.6  Information Statement

     For a further description of the Demerger, PGS ASA will in the beginning of April 2006 publish an extended stock exchange notice pursuant to the rules of Oslo Bors in the form of an information statement on the Demerger. The information statement will be filed with Oslo Bors and furnished to the United States Securities and Exchange Commission (SEC) under cover of a Form 6-K, will be mailed to PGS shareholders shortly thereafter, and will be made available on Oslo Bors' homepage at www.ose.no and the homepage of PGS at www.pgs.com.

3    REASON FOR THE DEMERGER

     Following a comprehensive review of PGS ASA's strategy and financial structure, its Board of Directors decided in November 2005 to explore the possibilities for separating into two independently listed companies, PGS ASA and Petrojarl ASA.

     The conclusions of PGS ASA's Board of Directors are in particular based on the following beliefs;

     o the Demerger will enhance the ability of each of the Geophysical and Production Businesses to operate independently with dedicated and focused management teams and facilitate the ability of each to pursue its own strategic development, through further organic growth and acquisition strategies, as appropriate;

     o the Demerger will allow the Production and Geophysical Businesses to independently retain, motivate and recruit key personnel more effectively;

     o the Demerger will allow each of the Geophysical and Production Businesses to develop capital structures and dividend policies that would be intended to make each company more competitive in its respective business;

     o the Demerger will allow shareholders and other providers of capital to identify more clearly the different characteristics of the Geophysical and Production Businesses and to value them separately and thereby allowing each of the Geophysical and Production Businesses to develop its own focused investor base; and

     o the Demerger will provide the Geophysical and Production Businesses independent access to financing in the public markets worldwide and other funding sources which they do not have under the present structure.

4    LEGAL CONSEQUENCES OF THE DEMERGER

4.1  Norwegian Statutory Demerger

     The Demerger shall be carried out in accordance with Chapter 14 of the Norwegian Public Limited Companies Act (the "PLCA").

4.2  Petrojarl ASA

     Petrojarl ASA was incorporated as a wholly owned subsidiary of PGS ASA on 2 March 2006, and has as of today's date a paid in capital of NOK 831,654,285 allocated to a share capital of NOK 29,999,980 divided into 14,999,990 shares, each with a par value of NOK 2.00, and an aggregate share premium of NOK 801,654,305.

     Petrojarl ASA was incorporated for the sole purpose of consummating the Demerger, and has not had, and shall not have, any operational activity prior to the time of registration of consummation of the Demerger with the Norwegian Register of Business Enterprises (the "Completion Date"). After the Completion Date, Petrojarl ASA will constitute the parent company of the Production Companies.

4.3  Transfer of Assets, Rights and Liabilities

     On the Completion Date, the assets, rights and liabilities as defined in the Demerger Plan shall be transferred to Petrojarl ASA.

     The Production Business shall be carried on for the account and risk of Petrojarl ASA from and including 1 January 2006 (the "Effective Date").

     For the purpose of the Demerger, Petrojarl ASA shall as of the Completion Date be deemed to have received a loan from PGS ASA of US$ 325,000,000 which shall be repaid in cash on the Completion Date, unless the Board of Directors of PGS ASA has given its consent to the extension of the loan whether in part or in whole beyond the Completion Date, on terms to be agreed between the parties.

     Petrojarl ASA will on the Completion Date receive cash of US$ 46,500,000, adjusted for any net inter-company transfers in the period from the Effective Date to the Completion Date. If, following such adjustments, the cash contribution is negative, such negative amount shall be paid by Petrojarl ASA to PGS ASA at the latest 15 days subsequent to the Completion Date.

4.4  Reduction of Share Capital in PGS ASA

     On the Completion Date, the share capital of PGS ASA shall be reduced from NOK 600,000,000, by NOK 120,000,000 to NOK 480,000,000, by reducing the par value of each share from NOK 10.00 by NOK 2.00 to NOK 8.00.

4.5  New Shares in Petrojarl ASA

     Simultaneously, the share capital of Petrojarl ASA shall be increased from NOK 29,999,980 by NOK 120,000,000 to NOK 149,999,980 through the issue of
     60,000,000 new shares each with a par value of NOK 2.00. The new Petrojarl ASA shares will be distributed to the existing shareholders of PGS ASA, so that each share in PGS ASA shall entitle its holder to one new share in Petrojarl ASA.

     The respective Boards of Directors of PGS ASA and Petrojarl ASA are of the opinion that the Demerger satisfies the necessary requirements for tax continuity in accordance with Chapter 11 of the Norwegian Tax Act. Petrojarl ASA will assume PGS ASA's tax positions related to assets, rights and liabilities transferred upon the Demerger.

5    DETERMINATION OF THE SPLIT RATIO AND DEMERGER CONSIDERATION

     The split ratio for the Demerger is derived from estimates of the fair value of the Production Business relative to estimates of the fair value of PGS ASA, both on a net debt free basis, adjusted for the agreed distribution of net debt in the Demerger.

     PGS ASA used observed valuations contained in selected analyst reports released in the period 2 February to 28 February 2006, together with internal valuations based on internal financial forecasts and customary valuation procedures to value the Production Business in a manner applicable to a publicly traded company. PGS ASA further estimated its fair market value by reference to its average market capitalisation during the period 1 March to 16 March 2006.

     Based on the above methodologies, the respective Boards of Directors of PGS ASA and Petrojarl ASA have determined that the Demerger entails an allocation of net fair values by 80% to PGS ASA and 20% to Petrojarl ASA. The share capital of PGS

     ASA is consequently allocated in the same ratio; by 80% to PGS ASA and 20% to Petrojarl ASA.

     For a demerger to be effected with continuity for the purposes of Norwegian taxation, the share capital of the transferor company shall be split between the transferor company and the transferee company proportional to the relative net values allocated to each of the companies. The Boards of Directors of PGS ASA and Petrojarl ASA are of the opinion that this requirement is met by the above allocation.

6    IMPLICATIONS OF THE DEMERGER FOR EMPLOYEES

     As of the date of this report, the Production Companies have 524 employees. In addition one employee related to the Production Business is employed by PGS ASA and will be transferred to Petrojarl ASA in connection with the Demerger.

     The employees in the various subsidiaries of PGS ASA will not be directly affected by the Demerger.

     The Production Companies already have separate pension funds. Petrojarl ASA shall assume responsibility for the payment of premiums to the Production Companies' pension funds and any liability for PGS ASA related to pensions for the existing and previous employees of the Production Companies.

     The Demerger will not involve redundancies. Nor is it expected that the Demerger will have other significant consequences for the employees.

     As far as the employees are concerned, the Demerger shall be implemented in accordance with current legislation and collective bargaining agreements, including the provisions of Chapter 16 of the Norwegian Working Environment Act. The Board of Directors of PGS ASA shall ensure that the employees are provided with information in accordance with the provisions of Section 16-5 of the Norwegian Working Environment Act and PLCA Section 14-4 cf. Section 13-11.

                                     * * * *

                Board of Directors of Petroleum Geo-Services ASA

     Jens Ulltveit-Moe,         Keith Nicolas Henry           Clare Mary Joan
     Chairperson                                              Spottiswoode

     Francis Gugen              Harald Norvik                 Rolf Erik Rolfsen

     Anthony Tripodo

                       Board of Directors of Petrojarl ASA

     Keith Nicolas Henry        Rolf Erik Rolfsen             Clare Mary Joan
     Chairperson                                              Spottiswoode

                                   Appendix 9

                         Expert Opinion on the Demerger


To the general meeting of Petroleum Geo-Services ASA
To the general meeting of Petrojarl ASA


                           TRANSLATION FROM NORWEGIAN


EXPERT STATEMENT REGARDING THE DEMERGER PLAN AND THE NON-CASH SHARE CONTRIBUTION

Based on assignments from the Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA, we are rendering the following statement regarding the demerger plan according to the Public Limited Liability Companies Act ss. 14-4, and a statement relating to the non-cash share contribution according to ss. 10-2 ref. ss. 2-6.

The demerger plan
The Boards of Directors of Petroleum Geo-Services ASA and Petrojarl ASA signed on March 27, 2006 a demerger plan whereby all assets, rights and liabilities relating to the "Production Business", as described in paragraph 1.1 and 2 of the demerger plan, comprising contractor operation of FPSO vessels in the North Sea, shall be transferred to Petrojarl ASA.

According to the demerger plan the share capital of Petroleum Geo-Services ASA shall be reduced by NOK 120 000 000 and the shareholders shall receive one share in the transferee company Petrojarl ASA at a par value of NOK 2,00 for each share they own in Petroleum Geo-Services ASA.

We have reviewed the demerger plan to be able to express an opinion on the proposed consideration to the shareholders in Petroleum Geo-Services ASA. The consideration in the demerger has been based on estimated fair market values of Petroleum Geo-Services ASA and the Production Business.

The fair market value of Petroleum Geo-Services ASA has been determined based on market capitalization of the company during the period 1. - 16. March 2006. The fair market value of the Production Business has been based on analysts` estimates of the relative ratio between the enterprise value and the value of the Production Business in analysis dated in February 2006. These estimates were compared to internal valuations of the Production Business using valuation principles customarily applied within the financial community.

Based on the estimates of fair values, as described above, and the allocation of assets, rights and liabilities, the Boards of Directors have concluded that the relative relationship between the net values Petroleum Geo-Services ASA retains and the net values being transferred from Petroleum Geo Services ASA to Petrojarl ASA in the demerger is 80:20.

The method used to determine the consideration has in our view been appropriate.

We are not aware of any specific difficulties when determining the consideration.

In our view the consideration to the shareholders in Petroleum Geo-services ASA is reasonable and has been based on objective grounds and facts.

Confirmation of increase in share capital
According to the demerger plan it is proposed that Petrojarl ASA shall receive assets, rights and liabilities as consideration for shares to be issued in connection with the demerger of Petroleum Geo-services ASA. Assets, rights and liabilities relating to the Production Business, as described in paragraph 1.1 and 2 of the demerger plan, will be transferred to Petrojarl ASA based on balance sheet values as reflected in the accounts of Petroleum Geo-services ASA as the demerger will be accounted for according to the accounting rules regarding continuity.

We confirm that assets, rights and liabilities to be transferred to Productions Holding ASA can be reflected in the balance sheet at a total net value at least equivalent to the par value of the shares to be issued as consideration of NOK 120 000 000.


Oslo, March 27, 2006
Kjelstrup & Wiggen AS

Erik Olsen
State Authorized Public Accountant (Norway)

                                   Appendix 10

             The Annual Accounts, the Board of Directors' Report and
            the Auditor's Report for 2002, 2003 and 2004 for PGS ASA

                                   Appendix 11

         Audited Interim Balance Sheet for PGS ASA per 31 December 2005

                                   Appendix 12

             Auditor's confirmation on the Interim Balance Sheet for
                          PGS ASA per 31 December 2005

                                   Appendix 13

       Draft opening balance sheet for Petrojarl ASA at per 1 January 2006

                                   Appendix 14

 Auditor's confirmation regarding the draft opening balance sheet for Petrojarl
                               ASA per 1 January 2006

                                   Appendix 15

 Auditor's confirmation that there will be full coverage for the paid in capital in PGS ASA following the capital reduction in connection with the Demerger